SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

In the Matter of	)
Exelon Corporation	)
	)	File No. 70-10139
(Public Utility Holding	)
Company Act of 1935))

CERTIFICATE OF NOTIFICATION

This Certificate of Notification is filed by Exelon Corporation (“Exelon”), a Pennsylvania Corporation, in connection with the transactions proposed in Exelon’s Form U-1 (the “Application-Declaration”), as amended, and authorized by Order of the Securities and Exchange Commission (the “Commission”) dated November 10, 2003 (Holding Co. Act Release No. 27755) (the “Order”), in this file . Exelon hereby certifies pursuant to Rule 24 that it acquired a 3.05% interest in PowerTree Carbon Company, LLC in accordance with the Order.

SIGNATURE

Pursuant to the requirements of the Public Utility Holding Company Act of 1935, as amended, the undersigned company has duly caused this document to be signed on its behalf by the undersigned thereunto duly authorized.

Exelon Corporation

By:	/S/ RANDALL MEHRBERG
Name:	Randall Mehrberg
Title:	Executive Vice President and General Counsel

Dated: December 18, 2003